UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heckmann Corporation

File No. 001-33816 – CF#24654

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Heckmann Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 9, 2010.

Based on representations by Heckmann Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.42	through February 9, 2020
Exhibit 10.43	through February 9, 2020
Exhibit 10.44	through February 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel